

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

<u>Via E-mail</u>
Mr. Dennis Turpin
Senior Vice President and Chief Financial Officer
Aeterna Zentaris Inc.
1405 du Parc-Technologique Blvd.
Quebec City, Quebec
Canada, G1P 4P5

      Re: **Aeterna Zentaris Inc.**
                Form 20-F for the Fiscal Year Ended December 31, 2011
                Filed on March 28, 2012
                File No. 000-30752

Dear Dr. Turpin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Gus Rodriguez

                Gus Rodriguez
                Accounting Branch Chief